UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER
THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION


1 (a) NAME OF ISSUER FAC PROPERTYS LLC

(b) IRS IDENT. NO. 36-4660775

(c) C.E.C. File NO 801-76648
FILE NO WORK LOCATION

(d) ADDRESS OF ISSUER  1041 East 216th Bronx
New York 10469

(e) Telephone No (347) 313-0772

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE
SECURITIES ARE TO BE SOLD
Ferris Christian
(b) RELATIONSHIP TO ISSUER Officer
(c) ADDRES 1041 East 216th Street
Bronx New York 10469

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification
Number and the S.E.C. File Number.

3 ( a) Title of the Clases of Common Stock
(b) Name and address of Each Broker Through Whom the
Securities
are to be Offered or Each Maker who is Acquiring the Securities

FAC PROPERTYS LLC.

SEC UCE ONLY Brober-Dealer  File Nomber.

(c) Nomber of Share or Other Units To Be Sold: 100,000 sheres

(d) Aggregast Market Value: 1,000,000.000.

(e) Number of Shares or Units Outstanding: 100,000. sheres

(f) Approximat Date os Sale 09/01/2015

(g) Name of Securities Exchange NASDAQ.OTCBB.NYSE.MKT AMT.

I.R.S: 36-4660775 Identification
Number and the S.E.C: 801-76648 File Number.

3 (a) Tile of the Class of Securities To Be sold
Common Stock: Class A.

(b) Name and Address of Each Broker Through Whom the
Securities are to be Offered or Each Market Maker who is Acquiring the Securities

The NASDAQ Stock Market One Liberty Plaza
165 Broadway New York, NY 10006.

TD AMERITRADE 200 South 108th Ave
Omaha, NE 68154-2631.

SEC USE ONLY
Broker-Dealer File Number.

(c) Number of Shares or Other Units To
Be Sold (See instr. 3(c)
100,000. sheres

(d) Aggregate Market Value (See instr. 3(d)
Market Value: 1,000,000.000.

(e) Number of Shares or Other Units Outstanding
(See instr. 3(e) 100,000. sheres.

(f) Approximate Date of Sale (See instr.3(f) mo.day. yr. 09/01/2015.

(g) Name of Each Securities Exchange (See instr. 3(g)

The NASDAQ Stock Market One Liberty Plaza
165 Broadway New York, NY 10006.

TD AMERITRADE 200 South 108th Ave
Omaha, NE 68154-2631.

TABLE I, SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold

Title of the Class 09/01/2015.

Date you Acquired 09/01/2015.

Nature of Acquisition Transaction, Bound Note.
Name of Person from Whom Acquired
FAC PROPERTYS LLC.

Amount of Securities Acquired: 100,000. sheres.

Date of Payment 09/01/2015.
Nature of Payment, Bound Note.

TABLE II, SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller
7 X 24 EXCHANGE INTERNATIONAL
1041 East 216th Street
Bronx New York 10469.

Title of Securities Sold
Common Stock.

Date of Sale 09/01/2015.

Amount of Securities Sold 100,000. sheres.
Gross Proceeds $1,000,000.00

DATE OF NOTICE: 09/01/2015.
SIGNATURE Ferris Christian.